Exhibit (d)(iii)

AMENDMENT TO

THE INVESTMENT ADVISORY AND ADMINISTRATION AGREEMENT

(THE SCHWAB MONEY FUNDS)

Amendment dated as of June 5, 2007 to the Investment Advisory and Administration Agreement dated as of June 1, 2001, as amended, between The Charles Schwab Family of Funds, a Massachusetts business trust (the “Trust”), and Charles Schwab Investment Management, Inc., a Delaware corporation (the “Adviser”), (the “Agreement”) pursuant to which the Adviser provides investment advisory services to the Schwab Money Market Fund, the Schwab Government Money Fund and the Schwab Municipal Money Fund, each an investment portfolio of the Trust.

WITNESSETH:

WHEREAS, Section 9 of the Agreement sets forth the terms and conditions with respect to the duration and termination of the Agreement; and

WHEREAS, the Trust and the Adviser desire to amend Section 9 of the Agreement for the purpose of making a non-material change to the annual continuation period specified in the Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, the parties hereby agree as follows:

Section 9 of the Agreement is hereby deleted and replaced with the following:

9. Duration and Termination. This Agreement will become effective as to each Money Fund as of the date first written above, provided that it has been approved by a vote of a majority of the outstanding voting securities of such Money Fund, in accordance with the requirements under the 1940 Act.

Thereafter, if not terminated as to a Money Fund, this Agreement will continue in effect as to such Money Fund for successive periods, each such successive period not to exceed one year, provided such continuance is specifically approved (a) by the vote of a majority of those members of the Trust’s Board of Trustees who are not parties to this Agreement or interested persons of the Trust, the Investment Adviser, or any Sub-Adviser, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the Trust’s Board of Trustees or by vote of a majority of the outstanding voting securities of such Money Fund. Notwithstanding the foregoing, this Agreement may be terminated at any time on sixty days’ written notice, without the payment of any penalty, by the Trust (by vote of the Trust’s Board of Trustees or by vote of a majority of the outstanding voting securities of such Money Fund) or by the Investment Adviser. This Agreement will immediately terminate in the event of its assignment. (As used in this Agreement, the terms “majority of the outstanding voting securities,” “interested persons” and “assignment” shall have the same meaning of such terms in the 1940 Act.)

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their officers designated below as of the day and year first written above.

The Charles Schwab Family of Funds		Charles Schwab Investment Management, Inc.

By:	/s/ George Pereira	By:	/s/ Evelyn Dilsaver
Name:	George Pereira	Name:	Evelyn Dilsaver
Title:	Principal Financial Officer	Title:	Chief Executive Officer

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